UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 30, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bakers Footwear Group, Inc.

File No. 000-50563 - CF#24118
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Bakers Footwear Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on September 10, 2009.

Based on representations by Bakers Footwear Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 4.1	through February 1, 2011
Exhibit 4.8	through February 1, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel